SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:
Scottish Widows Investment Partnership Trust
Address of Principal Business Office (No. & Street, City, State, Zip Code):
c/o The Corporation Trust Company
1209 Orange Street, Wilmington
New Castle County, Delaware 19801
Telephone Number (including area code): (302) 658-7581

Name and address of agent for service of process:	Copy to:

The Corporation Trust Company 1209 Orange Street, Wilmington New Castle County, Delaware 19801		Kimberly Mann, Esq. Pillsbury Winthrop Shaw Pittman LLP 2300 N Street, NW Washington, DC 20037-1122
Check Appropriate Box:
             Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
YES ☑               NO ☐

SIGNATURES
     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Edinburgh, United Kingdom on the 16th day of June, 2006.

Scottish Widows Investment Partnership Trust

/s/ Andrew C. Frepp

By:	Andrew C. Frepp
Title:	Trustee

Attest:

/s/ David S. Bryson
By:	David S. Bryson
Title:	Senior Lawyer, Scottish Widows Investment Partnership Limited